Exhibit 99.5

DR. REDDY’S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	CONTACT
	INVESTOR RELATIONS	MEDIA RELATIONS
	KEDAR UPADHYE kedaru@drreddys.com (Ph: +91-40-66834297)	CALVIN PRINTER calvinprinter@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy’s announces the completion of

Fondaparinux intellectual property purchase

Hyderabad, India – 18 November, 2015	For Immediate dissemination

Dr. Reddy’s Laboratories (BSE: 500124, NSE: DRREDDY, NYSE: RDY) today announced that it has completed the purchase of worldwide exclusive intellectual property rights for Fondaparinux sodium, its generic anti-coagulant drug from its Australian partner, Alchemia Limited. Earlier, the company had signed a term sheet for this transaction in September, 2015.

Alchemia’s shareholders approved the sale of Fondaparinux at the Company’s annual general meeting held on 10 November 2015, post which Dr. Reddy’s and Alchemia have executed a purchase and sale agreement, together with various patent assignment deeds. Alchemia has received USD 17.5 million from Dr. Reddy’s as consideration for the sale. The agreement is effective July, 2015.

About Fondaparinux

Fondaparinux is a generic version of the anticoagulant drug Arixtra®. Arixtra® is approved in the US and Europe for the treatment of deep vein thrombosis (DVT) and pulmonary embolism (PE) and is also indicated for the prevention of DVT after major surgery, such as knee and hip replacement. Fondaparinux is recommended by the American College of Chest Physicians and received the European Society of Cardiology’s highest recommendation for use in acute coronary syndrome. Fondaparinux is a synthetic pentasaccharide which is difficult to manufacture on a commercial scale. Alchemia has granted patents over novel synthetic pathways that prevent others from using Alchemia’s proprietary process to manufacture Fondaparinux until at least 2022.

About Alchemia

Alchemia is a drug discovery and development company marketing Fondaparinux in the US and other markets, via partner Dr. Reddy’s Laboratories. For more information, log on to: www.alchemia.com.au

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. is an integrated pharmaceutical company, committed to accelerating access to affordable and innovative medicines, because it believes Good Health Can’t Wait. Through its three businesses - Pharmaceutical Services & Active Ingredients , Global Generics and Proprietary Products – the company offers a portfolio of products and services that include active pharmaceutical ingredients, (APIs), custom pharmaceutical services, generics, biosimilars and differentiated formulations. With operations in 26 countries across the globe, the major therapeutic areas of Dr. Reddy’s are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infectives. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganisation , including related integration issues.

The company assumes no obligation to update any information contained herein.